AKW 3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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MAR 02 2015
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 67055

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2014** (MM/DD/YY) AND ENDING **12/31/2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

SECONDMARKET, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

636 AVENUE OF THE AMERICAS
(No. And Street)

NEW YORK,	NY	10011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SIMCHA WURTZEL — (212) 668-3917
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

ERNST & YOUNG LLP
(Name - *if individual state last, first, middle name*)

5 TIMES SQUARE	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SIMCHA WURTZEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECONDMARKET, INC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO - FINOP

Title

Notary Public

VIKTORIYA TEKMYSTER
Notary Public – State of New York
No 01TE6063786
Qualified in Manhattan County
My Commission Expires 02/24/2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SecondMarket, Inc.

Statement of Financial Condition

Year Ended December 31, 2014

Contents

EY
Building a better
working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Stockholder of
SecondMarket, Inc.

We have audited the accompanying statement of financial condition of SecondMarket, Inc. (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SecondMarket, Inc. at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

In forming our opinion we have considered the adequacy of the disclosures included in Notes 10 and 11 to the financial statements concerning among other things the risks and uncertainties related to the Company's investments in bitcoin. The risks and rewards to be recognized by the Company associated with its investments in bitcoin will be dependent on many factors outside of the Company's control. The currently unregulated and immature nature of the bitcoin market, including clearing, settlement, custody and trading mechanisms, the dependency on information technology to sustain bitcoin continuity, as well as valuation and volume volatility all subject bitcoin to unique risks of theft, loss, or other misappropriation. Furthermore, these factors also contribute to the significant uncertainty with respect to the future viability and value of bitcoin. Our opinion is not qualified in respect of this matter.

Ernst & Young LLP

February 27, 2015

SecondMarket, Inc.

Statement of Financial Condition

December 31, 2014

Assets	
Cash and cash equivalents	$ 7,409,326
Cash segregated under federal regulations	24,445,119
Investments in bitcoin	3,699,225
Receivable from other third parties	788,381
Receivable from clearing broker	356,351
Commissions receivable	52,124
Prepaid expenses and other assets	134,277
Securities owned, at fair value	127,703
Property, equipment and leasehold improvements, net	13,692
Total assets	$ 37,026,198
Liabilities and stockholder's equity	
Liabilities:	
Due to customers	$ 24,445,119
Accounts payable and accrued expenses	966,440
Due to affiliates	874,605
Unearned revenue	20,000
Total liabilities	26,306,164
Commitments and contingencies (*Note 9*)	
Stockholder's equity:	
Common stock, $0.01 par value; 100,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	14,686,192
Retained deficit	(3,967,158)
Total stockholder's equity	10,720,034
Total liabilities and stockholder's equity	$ 37,026,198

The accompanying notes are an integral part of these financial statements.

SecondMarket, Inc.

Notes to Statement of Financial Condition

December 31, 2014

1. Nature of Business

SecondMarket, Inc. (the Company) was formed under the laws of the State of Delaware on June 8, 2005. The Company is an introducing broker-dealer, headquartered in New York and is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides a marketplace for transactions in esoteric assets, including auction-rate securities, and private company stock. The Company's activities also include trading Bitcoin on a proprietary basis and serving as an authorized participant for the Bitcoin Investment Trust (BIT). The BIT is a private, open ended-trust that is invested exclusively in bitcoin. The BIT is sponsored by an affiliate of the Company. The Company is a wholly owned subsidiary of SecondMarket Holdings, Inc. (the Parent).

2. Summary of Significant Accounting Policies

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

The following is a summary of significant accounting polices followed by the Company:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates and assumptions.

Cash Equivalents

The Company considers short-term investments with initial or remaining maturities of three months or less from the date of purchase to be cash equivalents. At December 31, 2014, there were no cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Cash Segregated Under Federal Regulations

Pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) of SEC Rule 15c3-3, the Company is permitted to hold customer funds received in connection with privately negotiated securities transactions. At December 31, 2014, the Company held customer funds of $24,445,119, which were segregated in a special account for the exclusive benefit of customers of SecondMarket, Inc.

Receivable from Other Third Parties

Receivable from other third parties consists primarily of cash balances held at bitcoin exchanges at December 31, 2014. For the purpose of computing the Company's net capital calculation in accordance with SEC Rule 15c3-1, the company considers receivables from other third parties to be a non-allowable asset. Receivables are recorded at their contractual amount, subject to an allowance for uncollectible amounts, if collection is not deemed probable.

Securities Owned, at Fair Value

The Company records securities owned on trade date. Securities owned are held at fair value.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation methods. The accounting standards establish a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.

2. Summary of Significant Accounting Policies (continued)

Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

- Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

2. Summary of Significant Accounting Policies (continued)

Property, Equipment and Leasehold Improvements, Net

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Principal Method
Computer hardware and software	3 years	Straight Line
Communication systems	5 years	Straight Line
Furniture and fixtures	5 years	Straight Line
Equipment	3 years	Straight Line

Leasehold improvements are amortized on a straight-line basis over the shorter of the remaining term of the lease or the estimated useful life of the improvement.

Investment in Bitcoin

The Company records investments in bitcoin on a trade date basis. Investments in bitcoin are carried at the lower of cost or fair value. The Company determined the fair value of bitcoin using the price of bitcoin provided by Bitstamp, the Company's primary market for bitcoin as of 4:00PM in New York on December 31, 2014.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets primarily include prepaid amounts relating to various dues and subscriptions, as well as amounts paid to regulators.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company files its federal income tax return on a consolidated basis with its Parent and on a combined basis for state and local income taxes. Income tax expense is computed by the Company on a separate company filing basis. The Parent has executed an indemnification agreement with the Company which indemnifies the Company with respect to its income tax obligations.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized.

The Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. The Company recognizes the financial statement effects of a tax position when it is more-likely-than-not, based on the technical merits, that the position will be sustained upon examination. At December 31, 2014, no provision for income tax uncertainties has been recorded in the Company's financial statements. Federal, New York State and New York City are the major tax jurisdictions that the Company currently files in. The Company is subject to examination by the various tax authorities for 2011 through 2013.

The Company's policy is to accrue interest and penalties associated with unrecognized tax benefits, in Due to affiliates in the Statement of Financial Condition.

3. Securities Owned, at Fair Value

Securities owned primarily consist of shares of the BIT and auction rate securities. As of December 31, 2014, shares of the BIT were not redeemable.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2014:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2013
Assets				
Equities	$ –	$ 19	$ 4,680	$ 4,699
Shares of the BIT	–	–	58,207	58,207
Auction rate securities	–	–	64,797	64,797
	$ –	$ 19	$ 127,684	$ 127,703

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

	Equities	Shares of the BIT	Auction rate securities	Total
Balance at January 1, 2014	$ 4,680	$ 9,363	$ –	**$ 14,043**
Purchases	–	329,083	62,000	**391,083**
Sales	–	(245,817)	–	**(245,817)**
Unrealized gain / (loss)	–	(34,422)	2,797	**(31,625)**
Balance at December 31, 2014	$ 4,680	$ 58,207	$ 64,797	**$ 127,684**

The following table summarizes the quantitative inputs and assumptions used for items categorized in Level 3 of the fair value hierarchy as of December 31, 2014.

3. Securities Owned, at Fair Value (continued)

Investment	Fair Value 12/31/2014	Valuation Methodologies	Unobservable Inputs
Shares of the BIT	$ 58,207	Net Asset Value	NAV practical expedient
Auction rate securities	$ 64,797	Market Comparables	Discount rate of 3% - 6%

The Company considers cash and cash equivalents, receivable from clearing broker, commissions receivable, receivable from other third parties, prepaid expenses and other assets, accounts payable and accrued expenses, and due to affiliates, net to be its financial instruments. The carrying amounts reported in the Statement of Financial Condition for the Company's financial instruments approximate their fair values due to the short-term nature of these assets and liabilities.

4. Property, Equipment and Leasehold Improvements

Details of property, equipment and leasehold improvements at December 31, 2014 are as follows:

Computer hardware and software	$ 82,243
Communications systems	9,711
Furniture and fixtures	6,625
	98,579
Less accumulated depreciation and amortization	(84,887)
Total property, equipment, and leasehold improvements, net	$ 13,692

5. Net Capital Requirements and Exemption from SEC Rule 15c3-3

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company's net capital was approximately $5,534,632 which was approximately $5,430,562, in excess of its minimum requirement of approximately $124,070.

The Company claims exemptions from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and (k)(2)(ii). Pursuant to the exemptive provisions of sub-paragraph (k)(2)(i), the Company is permitted to hold customer funds received in connection with privately negotiated securities transactions. The Company maintains a "Special Account for the Exclusive Benefit of Customers of SecondMarket, Inc." for such customer funds received. The Company also claims exemptions from the provisions of sub-paragraph k(2)(ii) as an introducing broker or dealer that carries no customer accounts, promptly transmits any customer funds and securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers.

6. Income Taxes

For the year ended December 31, 2014 the Company did not have a provision for current or deferred income taxes.

Deferred income tax assets and liabilities result from temporary differences primarily related to net operating loss, capital loss carryforward on securities for tax purposes, depreciation methods used for tax purposes, and prepaid expenses. These resulted in a net deferred tax asset of $2,859,380 and a valuation allowance of $2,859,380 at December 31, 2014.

A valuation allowance was recorded against the deferred tax assets at December 31, 2014, as management believes that the deferred assets will not be recognized as a tax deduction in a future period. The net change in the valuation allowance for the year ended December 31, 2014, was an increase of $388,834, primarily due to the net operating loss for 2014.

6. Income Taxes (continued)

The difference between the provision for income taxes reported in the financial statements and the provision for income taxes computed by applying the statutory federal rate to income is primarily attributable to state and local taxes, lobbying expenses, expenses for meals and entertainment, and changes to valuation allowance.

At December 31, 2014, the Company had no income taxes payable.

7. Off Balance Sheet Risk and Concentrations of Operational Risk

Certain of the Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all such customer accounts and is responsible for execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the customers who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker. The receivable from clearing broker of $356,351 includes a $250,000 deposit that the Company is required to maintain with its clearing broker.

At December 31, 2014, the Company's cash accounts were held primarily with three financial institutions, each with balances that exceeded the federally insured limit.

8. Related-Party Transactions

The Company has entered into a service agreement with the Parent whereby the Parent provides services to the Company including the use of its employees, facilities, and other assets. As of December 31, 2014, Due to affiliates on the Statement of Financial Condition includes $874,605 payable to the Parent.

Pursuant to stock incentive plans of the Parent (collectively, the Plan), share-based payment awards are periodically granted as compensation to employees of the Parent. A portion of the costs associated with these awards is allocated to the Company in accordance with a service agreement with the Parent. The Parent has executed an indemnification agreement with the Company which indemnifies the Company with respect to its expense allocation related to share-based payment awards. As a result, the forgiveness of debt between the Company and the Parent is recorded as a capital transaction.

During the year ended December 31, 2014, the Company paid a dividend to the Parent in the amount of $500,000.

In June 2014, the Parent extended a $6,000,000 Promissory Note to the Company with an annual interest rate of 2%. The Company repaid in Note in its entirety ten days after issuance.

During the year ended December 31, 2014, the Company purchased a total of 7,997 bitcoins from related parties with a cost basis of $3,860,925. The Company also sold 76,041 bitcoins to related parties.

9. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects risk of loss to be remote.

Pursuant to the Company's service agreement with the Parent, the Company has no contractual obligations for expenses incurred by the Parent. However, the Parent does have a lease obligation of which a certain portion is allocated to the Company.

10. Bitcoin Activities

As of December 31, 2014, the Company held a total of 17,374.23 bitcoin which is recorded at the lower of cost or fair value. The Company determined a fair value of $318 per bitcoin using the price of bitcoin provided by Bitstamp, the Company's primary market for bitcoin, as of 4:00PM in New York on December 31, 2014. The fair value of the Company's bitcoin was below its cost of $5,675,447, as of December 31, 2014. Therefore, the Company has recorded bitcoin at its fair value of $3,699,225 in Investments in bitcoin on the Statement of Financial Condition. As of 4:00PM New York time on February 27, 2015, the fair value of bitcoin determined in accordance with the Company's accounting policy was $237 per bitcoin.

For the purposes of computing net capital with the Uniform Net Capital Rule 15c3-1, the Company treats investments in bitcoin as non-allowable assets.

Realized gains or losses on bitcoin transactions are recorded using the specific identification method.

In November 2014, the Company entered into a loan agreement with a counterparty. The agreement provides for the Company to extend an interest-free loan of bitcoin, at its discretion, with a maturity date of the next business day. At December 31, 2014, Investments in bitcoin on the Statement of Financial Condition included 110 bitcoin loaned to the counterparty.

11. Risk Factors

The Company is subject to various risks including market risk, liquidity risk, and other risks related to its investment in bitcoin. Investing in bitcoin is currently unregulated, highly speculative, and volatile.

The price of bitcoin has a limited history. During such history, bitcoin prices have been volatile and subject to influence by many factors including the levels of liquidity. If bitcoin markets continue to experience significant price fluctuations, the Company may experience losses. Several factors may affect the price of bitcoin, including, but not limited to, global bitcoin supply and demand, and competition from other forms of digital currency or payments services.

There is currently no clearing house for bitcoin, nor is there a central or major depository for the custody of bitcoin. There is a risk that some or all of the Company's bitcoins could be lost or stolen. The Company does not have insurance protection on its bitcoin which exposes the Company to the risk of loss of the Company's bitcoin. Further, bitcoin transactions are irrevocable and stolen or incorrectly transferred bitcoin may be irretrievable.

To the extent private keys for bitcoin addresses are lost, destroyed or otherwise compromised and no backup of the private keys are accessible, the Company may be unable to access the bitcoin held in the associated address and the private key will not be capable of being restored by the bitcoin network. The processes by which bitcoin transactions are settled are dependent on the bitcoin peer-to-peer network, and as such, the Trust is subject to operational risk. A risk also exists with respect to previously unknown technical vulnerabilities, which may adversely affect the value of bitcoin.

12. Capital Contributions From Parent

During 2014 the Parent made two non-cash capital contributions to the Company, i) the Parent contributed capital of $113,646 related to the Company's income tax liability owed to the Parent; and ii) as discussed in Note 8, the Parent contributed $518,767 related to employee compensation and benefits.

13. Subsequent Events

During 2015, the Company plans to distribute dividends to the Parent in the aggregate amount of \$3,000,000. As of February 27, 2015, \$1,000,000 of this amount has been distributed to the Parent.

The Company has performed an evaluation of events which occurred subsequent to December 31, 2014 through the issuance of these financial statements. There are no other known events that have occurred that require disclosure, other than what has already been disclosed within these financial statements.